GLACIER ENTERPRISES, INC.
                                c/o William Tay
                                P.O. Box 42198
                       Philadelphia, Pennsylvania 19101
                            Tel/Fax: (917) 591-2648
                              Email: wtay@56k.net


                                        July 29, 2009


FILED VIA EDGAR

Attention: Chanda DeLong, Staff Attorney, Division of Corporation Finance U.S. Securities and Exchange Commission
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

RE:    Glacier Enterprises, Inc.
       Amendment No. 1 to Registration Statement on Form 10
       Filed July 14, 2009
       File No. 0-53686

Dear Ms. DeLong:

The Company has filed its second amendment to its Form 10 Registration Statement on the EDGAR system. The changes are made in response to Staff comments. The paragraph numbers below correspond to the numbered comments in your July 28, 2009 Comment Letter, followed by our response to such comment.

Item 1.  Description of Business, page 3
Perceived Benefits, page 4

       1. We note your response to our prior comment 6. Please revise your discussion of Rule 144 to reflect that it applies to resales of privately held securities by both affiliates and non-affiliates of your company. Refer to Rule 144(b)(1) of the Securities Act.

Response:   We have revised our discussion of Rule  144  (in  the  second  full paragraph on page 4) to reflect that it applies to resales of privately held securities by both affiliates and non-affiliates of our company.

       2. Please delete the phrase "it is the Commission's position," which appears in the first full paragraph on page 4. Similarly revise the rest of your filing to delete this phrase.

Response: We have deleted that phrase in this section (in the second full paragraph on page 4), as well as in other parts of the filing.

Merger With a Form 10 Blank Check, page 5

       3. We note your response to our prior comment 7 and reissue in part. You have included a discussion of the benefits to a company in merging with a "blank check" company as opposed to a company traded on the OTC Bulletin Board. However, we still do not see sufficient disclosure of why a company would choose to merge with you instead of filing its own Form 10. Please revise the perceived benefits sections accordingly.

Response: We have revised to disclose (in the first full paragraph on page 6) that our company offer owners of target businesses the opportunity to acquire a controlling ownership interest in a reporting company without the time required to become a reporting company by other means.

We have provided additional disclosure of the "Perceived Disadvantages" of a being a reporting company (refer to first full paragraph on page 3).

Item 2. Financial Information
Management's Discussion and Analysis of Financial Condition and Results of Operation, page 12

       4. We note your response to our prior comments 6 and 18. The third full paragraph on page 13 still includes a reference to "a public trading market." Please revise.

Response:   We  have revised this paragraph to remove that reference (refer  to the fifth full paragraph on page 13).

Closing Comments

Response:   In response  to  your  Closing  Comments,  we  acknowledge  to  the
Commission that:

   - the company is responsible for the adequacy and accuracy of the disclosure in the filing;
   - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
   - the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that you will find the foregoing responsive to the comments of the Staff. Comments or questions regarding this letter may be directed to the undersigned.


                                 Respectfully yours,

                                 Glacier Enterprises, Inc.



                                 /s/ William Tay
                                 --------------------------------------
                                 By: William Tay
                                 Title: President and Director